

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2010

Mr. Wilson Russell
Chief Executive Officer
Northstar Electronics, Inc.
409 Granville Street, Suite 410
Vancouver, British Columbia   Canada V6C 1T2

> **Re: Northstar Electronics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 333-90031**

Dear Mr. Russell:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 8A. Controls and Procedures, page 30

1. In addition to the disclosures included in Item 8A on page 30, please revise to include a report of management on your internal control over financial reporting pursuant to Item 308T that contains:
   - a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant,
   - a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Rule 13a-15(c) or Rule 15d-15,

- management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and
- a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the securities and Exchange Commission that permit the company to provide only management's report in this annual report."

2. We note that in your amended Form 10-K filed April 16, 2010, your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us the factors you consider in determining whether management's failure to provide its report on internal control over financial reporting, as noted in our comment above, impacts your previous conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at   http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Exhibits

3. We note that your certifications included in your Form 10-Q for the period ended March 31, 2010 conform to requirements of Rule 13a-14(a) certification set forth in Item 601(b)(31) of Regulation S-K. Please amend your Form 10-K to provide revised certifications so that the certifications included in your Form 10-K also conform exactly with the form of Rule 13a-14(a) certification set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director